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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CELERITEK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

150926103

(Cusip Number)

Scott M. Porter
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105
(415) 773-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150926103			Page 2 of 7

1.	Name of Reporting Person: Kevin Douglas (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	Joint Filing (see Item 5(a)-(b) of the original Schedule 13D filed by the Reporting Persons hereunder)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 233,248

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 353,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 353,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.7%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 125,768 shares both directly and jointly.

(2)	Calculated based on 12,855,962 shares of Celeritek, Inc.’s Common Stock outstanding as of July 25, 2004, as reported in its quarterly report on Form 10-Q for the quarter ended June 30, 2004 and filed with the Securities and Exchange Commission on August 11, 2004.

CUSIP No. 150926103			Page 3 of 7

1.	Name of Reporting Person: James E. Douglas, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	Joint Filing (see Item 5(a)-(b) of the original Schedule 13D filed by the Reporting Persons hereunder)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,340

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 7,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 353,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.7%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Calculated based on 12,855,962 shares of Celeritek, Inc.’s Common Stock outstanding as of July 25, 2004, as reported in its quarterly report on Form 10-Q for the quarter ended June 30, 2004 and filed with the Securities and Exchange Commission on August 11, 2004.

CUSIP No. 150926103			Page 4 of 7

1.	Name of Reporting Person: Douglas Family Trust (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	Joint Filing (see Item 5(a)-(b) of the original Schedule 13D filed by the Reporting Persons hereunder)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 112,812

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 112,812

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 353,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.7%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are each a co-trustee.

(2)	Calculated based on 12,855,962 shares of Celeritek, Inc.’s Common Stock outstanding as of July 25, 2004, as reported in its quarterly report on Form 10-Q for the quarter ended June 30, 2004 and filed with the Securities and Exchange Commission on August 11, 2004.

CUSIP No. 150926103			Page 5 of 7

1.	Name of Reporting Person: James Douglas and Jean Douglas Irrevocable Descendants' Trust (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	Joint Filing (see Item 5(a)-(b) of the original Schedule 13D filed by the Reporting Persons hereunder)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 107,480

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 107,480

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 353,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.7%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are each a co-trustee.

(2)	Calculated based on 12,855,962 shares of Celeritek, Inc.’s Common Stock outstanding as of July 25, 2004, as reported in its quarterly report on Form 10-Q for the quarter ended June 30, 2004 and filed with the Securities and Exchange Commission on August 11, 2004.

Item 4. Purpose of Transaction

     Item 4 of Amendment No. 1 to the original Schedule 13D filed by the Reporting Persons hereunder is hereby amended to reflect that as of August 18, 2004, Kevin Douglas has no further agreements or commitments related to his agreement on February 27, 2003 to participate in the Celeritek Shareholder Protective Committee (the “Committee”). Further, Kevin Douglas, James E. Douglas, III, the Douglas Family Trust and the James Douglas and Jean Douglas Irrevocable Descendants’ Trust (individually, a “Reporting Person” and, collectively, the “Reporting Persons”) have no present intention to acquire additional shares of Celeritek stock in open market or private transactions and do not intend to influence the activities of Celeritek or its Board of Directors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of Amendment No. 1 to the original Schedule 13D filed by the Reporting Persons hereunder is hereby amended to reflect that as of August 18, 2004, Kevin Douglas has no further agreements or commitments related to a letter agreement dated March 11, 2003, with the other members of the Committee relating to certain governance and management matters of the issuer. A copy of the letter agreement is attached as Exhibit E to Amendment No. 1 to the original Schedule 13D filed by the Reporting Persons hereunder.

I-1

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Date: August 20, 2004	*Kevin Douglas

Kevin Douglas

	Date: August 20, 2004	*James E. Douglas

James E. Douglas, III

	Date: August 20, 2004	DOUGLAS FAMILY TRUST

		By:	*James E. Douglas, Jr.

James E. Douglas, Jr.
		Title:	Trustee

		By:	*Jean A. Douglas

Jean A. Douglas
		Title:	Trustee

	Date: August 20, 2004	JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

		By:	*Kevin Douglas

Kevin Douglas
		Title:	Trustee

		By:	*Michele Douglas

Michelle Douglas
		Title:	Trustee

*By:	/s/ Tim McGaw

Tim McGaw Attorney-in-fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001).

* Executed pursuant to the Power of Attorney filed as Exhibit I to the Schedule 13D filed with the SEC by the Reporting Persons hereunder on April 1, 2003 and incorporated herein by this reference.